SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )*

HEALTHCENTRAL.COM
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

42221V106
(CUSIP Number)

June 16, 2000
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act” or “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 42221V106	Page 2

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clairvest Vitamin Acquisition Corporation 98-0219987

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 3,208,786 -0- 3,208,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,786

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

SCHEDULE 13G

CUSIP No.: 42221V106	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clairvest Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	-0- 3,208,786 -0- 3,208,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,786

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%

12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a).  Name of Issuer:

               HealthCentral.com ("HCC"), a Delaware corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

               6001 Shellmound Street, Suite 800
               Emeryville, CA 94608

Items 2(a), (b) and (c).  Name of Person Filing; Address of Principal Business Office; Citizenship:

1.	Clairvest Vitamin Acquisition Corporation 22 St. Clair Avenue East, Suite 1700 Toronto, ON M4T 253 Canada Clairvest Vitamin Acquisition Corporation ("CVAC") is a Delaware limited liability company.

2.	Clairvest Group Inc. 22 St. Clair Avenue East, Suite 1700 Toronto, ON M4T 253 Canada Clairvest Group Inc. ("CGI") is a foreign corporation organized under the laws of Ontario, Canada.

Item 2(d).  Title of Class of Securities:

               HCC common stock, par value $0.001 per share (the "Common Stock").

Item 2(e).  CUSIP Number:

               42221V106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

               The Reporting Persons are not any of the above types of entities.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,208,786.

(b)	Percent of class: 7.1%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote	-0-

(ii)	Shared power to vote or to direct the vote	3,208,786

(iii)	Sole power to dispose or to direct the disposition of	-0-

(iv)	Shared power to dispose or to direct the disposition of	3,208,786

The percent of class owned is based upon 22,703,659 shares of Common Stock outstanding as of April 30, 2000 plus 22,432,808 shares of Common Stock issued on June 16, 2000.

The securities enumerated above are directly held by CVAC, a wholly owned subsidiary of CGI. By virtue of CVAC's status as CGI's subsidiary, both CVAC and CGI may be considered to share voting and investment power over the securities. Consequently, CGI may also be considered to beneficially own the securities. However, CGI expressly disclaims beneficial ownership of the securities and this statement shall not be considered an admission that CGI is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, a beneficial owner of the securities.

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               See response to Item 4.

Item 8.  Identification and Classification of Members of the Group.

               Not applicable.

Item 9.  Notice of Dissolution of Group:

               Not applicable.

Item 10.  Certifications.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 4, 2000

CLAIRVEST VITAMIN ACQUISITION CORPORATION /s/ B. Jeffrey Parr Name: B. Jeffrey Parr Title: President CLAIRVEST GROUP INC. /s/ B. Jeffrey Parr Name: B. Jeffrey Parr Title: Co-Chief Executive Officer